[Smith Letterhead]

                                                                        July 9, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:       Smith International, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 1, 2010
            File No. 1-08514

Dear Mr. Schwall:

            On behalf of Smith International, Inc. (the “Company”), I hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated July 7, 2010, with respect to the above-referenced filings.  This letter is being filed with the Commission electronically via the EDGAR system today and a hard copy of this letter will also be delivered to you by overnight mail.

            Certain portions of this letter have been redacted pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”) and Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §200.83) (“Rule 83”).  We will supplementally furnish a copy of such portions of the letter to you by overnight mail pursuant to a FOIA confidentiality request.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company.

Risk Factors, page 8

Our business operations in countries outside the United States are subject to a number of U.S. federal laws and regulations..., page 10

1.                 Staff’s Comment:  We note the response to prior comment 3 in your June 23, 2010 letter. However, it is not clear whether the subpoena relates to all of your historical business practices in the referenced countries and not a subset of activities. Please either confirm that the subpoena is broad and general in nature, so that you are not able to describe the nature of the particular activities

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

July 9, 2010

            underlying the subpoena at this time, or describe to us the nature of the particular activities underlying the subpoena. Please tell us which governmental authorities issued the subpoena.

Response:  Pursuant to Rule 12b-4 and Rule 83, we have redacted and are supplementally furnishing a response to the Staff setting forth certain confidential information responsive to the Staff’s comments.  We hereby request that such information be returned to us upon completion of your review, and that pending its return, such information be withheld from release as containing competitively sensitive, proprietary business information of the Company.

*          *          *          *

            In addition, the Company hereby acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            The Company hopes that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact the undersigned at (281) 233-5400.

Sincerely,

/s/ Richard E. Chandler, Jr.

                                                                                    Richard E. Chandler, Jr.

                                                                                    Senior Vice President, General Counsel and
                                                                                    Secretary

cc:        Daniel A. Neff, Esq.

David E. Shapiro, Esq.

William Restrepo